

Mail Stop 3030

October 23, 2015

Via E-mail
Mr. Gregory Rotelli
President
Nudg Media Inc.
711 South Carson Street, Suite 4
Carson City, Nevada 89701

     Re: **Nudg Media Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed April 15, 2015
             File No. 333-175792

Dear Mr. Rotelli:

We have reviewed your October 8, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 17, 2015 letter.

Form 10-K for the Year Ended December 31, 2014

General

1.   We note your response to our letter dated September 17, 2015. Please provide the written acknowledgements we requested at the end of that letter.

Consolidated Financial Statements

Note 4. Intangible Assets, page F-10

2.   We note your response to comment 2. Please tell us how you determined that "the fair value of the debt, or the entity's cost, is more readily determinable" and why you used this to determine the fair value of the intangible assets in accordance with paragraph 805-50-30-2 of the FASB ASC.

3.   As a related matter, tell us how you determined that an imputed interest rate of 20% would be the rate the company "would be required to pay for financing through a financial institution."

        You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also reach me at (202) 551-3662.

                                        Sincerely,

                                        /s/ Lynn Dicker for

                                        Kevin Kuhar
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery